SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. )*
Freedom Leaf Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
35640T108
(CUSIP Number)

Jonathan Ain, Esq.
 Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 28, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merida Capital Partners II LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 17,000,000 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,000,000 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X](1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (2)
14.	TYPE OF REPORTING PERSON PN

(1)
Does not include Merida Capital Partners II LP's warrants to purchase up to 34,000,000 shares of Common Stock of the Issuer, as disclosed in Item 4. Pursuant to the terms of the warrants, such warrants are not exercisable to the extent that, if exercised by Merida Capital Partners II LP, Merida Capital Partners II LP or any of its affiliates would beneficially own in excess of 4.90% of the outstanding shares of Common Stock.

(2)
Based on 196,100,271  shares of Common Stock outstanding as of September 28, 2018, as reported in the Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 3, 2018.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merida Manager II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X](1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (2)
14.	TYPE OF REPORTING PERSON OO

(1)
Does not include Merida Capital Partners II LP's warrants to purchase up to 34,000,000 shares of Common Stock of the Issuer, as disclosed in Item 4. Pursuant to the terms of the warrants, such warrants are not exercisable to the extent that, if exercised by Merida Capital Partners II LP, Merida Capital Partners II LP or any of its affiliates would beneficially own in excess of 4.90% of the outstanding shares of Common Stock.

(2)
Based on 196,100,271  shares of Common Stock outstanding as of September 28, 2018, as reported in the Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 3, 2018.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merida Advisor, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X](1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (2)
14.	TYPE OF REPORTING PERSON IA

(1)
Does not include Merida Capital Partners II LP's warrants to purchase up to 34,000,000 shares of Common Stock of the Issuer, as disclosed in Item 4. Pursuant to the terms of the warrants, such warrants are not exercisable to the extent that, if exercised by Merida Capital Partners II LP, Merida Capital Partners II LP or any of its affiliates would beneficially own in excess of 4.90% of the outstanding shares of Common Stock.

(2)
Based on 196,100,271  shares of Common Stock outstanding as of September 28, 2018, as reported in the Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 3, 2018.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mitchell Baruchowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X](1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (2)
14.	TYPE OF REPORTING PERSON IN

(1)
Does not include Merida Capital Partners II LP's warrants to purchase up to 34,000,000 shares of Common Stock of the Issuer, as disclosed in Item 4. Pursuant to the terms of the warrants, such warrants are not exercisable to the extent that, if exercised by Merida Capital Partners II LP, Merida Capital Partners II LP or any of its affiliates would beneficially own in excess of 4.90% of the outstanding shares of Common Stock.

(2)
Based on 196,100,271  shares of Common Stock outstanding as of September 28, 2018, as reported in the Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 3, 2018.

Item 1.	Security and Issuer.
This statement relates to the shares of Common Stock, par value $0.001 per share, of Freedom Leaf Inc. (the "Issuer"). The Issuer's principal executive office is located at 3571 E. Sunset Road, Suite 420, Las Vegas, Nevada 89120.
Item 2.	Identity and Background.
(a) This statement is being filed by (1) Merida Capital Partners II LP, a Delaware limited partnership ("Merida Partners"), (2) Merida Manager II LLC, a Delaware limited liability company ("Merida GP"), (3) Merida Advisor, LLC, a Delaware limited liability company ( "Merida Advisor"), and (4) Mitchell Baruchowitz. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Merida Partners holds the shares of Common Stock of the Issuer that are the subject of this statement (the "Common Stock" or the "Shares").  Merida GP serves as the general partner of Merida Partners.  Merida Advisor serves as the investment manager of Merida Partners.  Mr. Baruchowitz is the manager of each of Merida GP and Merida Advisor.  As a result, Merida GP, Merida Advisor and Mitchell Baruchowitz may be deemed to beneficially own the Shares held by Merida Partners.
(b) The principal business address of each of Merida Partners, Merida GP, Merida Advisor and Mitchell Baruchowitz is 641 Lexington Avenue, 18th Floor, New York, New York 10022.
(c) The principal business of Merida Partners is acquiring, holding and disposing of investment securities. The principal business of Merida GP is serving as general partner of Merida Partners. The principal business of Merida Advisor is serving as the investment manager of Merida Partners.  The principal occupation of Mr. Baruchowitz is serving as manager for each of Merida Advisor and Merida GP.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Merida Partners is organized as a limited partnership under the laws of the State of Delaware.  Each of Merida GP and Merida Advisor is organized as a limited liability company under the laws of the State of Delaware.  Mitchell Baruchowitz is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration.
A total of approximately $2,040,000.00  was paid to acquire the 17,000,000 shares of Common Stock reported as beneficially owned by Merida Partners. The funds used to purchase the Shares were obtained from the general working capital of Merida Partners.

Item 4.	Purpose of Transaction.
On September  28, 2018, Merida Partners purchased 17,000,000 shares of Common Stock as part of the Issuer's offering of 25,000,000 shares of the Common Stock (the "Offering") pursuant to that certain Securities Purchase Agreement, dated as of September 28, 2018, by and among the Issuer, Merida Partners and the other buyers party thereto (the "Purchase Agreement"). A copy of the Purchase Agreement was filed as Exhibit 10.1 to the Issuer's Form 8-K, which was filed with the Securities and Exchange Commission on October 3, 2018 and is incorporated herein by reference. The Common Stock offered for sale as part of the Offering was sold together with (i) a Warrant, issued by the Issuer on October 1, 2018 (the "Warrant") to purchase up to an additional 17,000,000 shares of Common Stock of the Issuer, and (ii) a Bonus Warrant, issued by the Issuer on October 1, 2018, to purchase up to an additional 17,000,000 shares of Common Stock of the Issuer (the "Bonus Warrant"). The Warrant and the Bonus Warrant are subject to the Ownership Limitation, which is defined and described in Item 5(a).

Pursuant to the Purchase Agreement, the Issuer agreed to increase the size of its board of directors (the "Board") from five to seven and to appoint two individuals requested by Merida Partners to the Board. Merida Partners expects to appoint David Goldburg, a member of Merida GP, to the Board. As of the date hereof, the second new Board member has not been selected by Merida Partners.
The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.
Depending upon other factors including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of Shares.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions regarding or make precatory, conditional or binding proposals with respect to, or with respect to potential changes in, the Issuer's: operations, management, certificate of incorporation and bylaws, composition of the Board of Directors or its committees, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales, businesses or assets, including the sales thereof, strategy and/or plans of the Issuer as a means of enhancing stockholder value. The Reporting Persons may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors, other stockholders or third parties, including, potential acquirers, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 196,100,271 shares of Common Stock outstanding as of September 28, 2018, as reported in the Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 3, 2018.
As of the date hereof, Merida Partners beneficially owned 17,000,000 Shares, which excludes 34,000,000 shares of Common Stock issuable upon the exercise of the Warrant and the Bonus Warrant, constituting approximately 8.7% of the shares of Common Stock outstanding. By virtue of their respective relationships with Merida Partners discussed in further detail in Item 2, each of Merida GP, Merida Advisor and Mr. Baruchowitz may be deemed to beneficially own the Shares owned directly by Merida Partners. Each of Merida GP, Merida Advisor, and Mitchell Baruchowitz disclaim beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
Each of the Reporting Persons may be deemed to beneficially own shares of Common Stock underlying the Warrant and Bonus Warrant, which are currently exercisable as of the date hereof.  The Warrant and the Bonus Warrant contain restrictions on exercise such that they may not be exercised if the number of shares of Common Stock to be issued pursuant to such exercise or conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder ("Section 13(d)")) in excess of 4.90% of all of the Common Stock outstanding at such time (the "Ownership Limitation").  Merida Partners, Merida GP, Merida Advisor and Mr. Baruchowitz each disclaims beneficial ownership of any and all shares of Common Stock issuable upon the exercise of the Warrant and/or Bonus Warrant to the extent that such exercise would cause Merida Partners', Merida GP's, Merida Advisor's and/or Mr. Baruchowitz's, as applicable, aggregate beneficial ownership to exceed or remain above the Ownership Limitation.

(b) Merida Partners has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by it.
Each of Merida GP, Merida Advisor, Mr. Baruchowitz share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by Merida Partners.  Information regarding each of Merida GP, Merida Advisor and Mitchell Baruchowitz is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth in Item 4 above.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On September 28, 2018, Merida Partners entered into the Purchase Agreement with the Issuer defined and described in Item 4 above.
On October 1, 2018, the Issuer issued each of the Warrant and the Bonus Warrant to Issuer, as defined and described in Item 4 above.
On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1	Joint Filing Agreement, dated as of the date hereof, by and among, Merida Capital Partners II LP, Merida Manager II LLC, Merida Advisor, LLC and Mitchell Baruchowitz
Exhibit 99.2	Purchase Agreement, dated as of September 28, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on October 3, 2018)
Exhibit 99.3	Form of Warrant, dated as of October 1, 2018 (incorporated by reference to Exhibit A-1 to Exhibit 10.1 to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on October 3, 2018)
Exhibit 99.4
Form of Bonus Warrant, dated as of October 1, 2018 (incorporated by reference to Exhibit A-2 to Exhibit 10.1 to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on October 3, 2018)

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	October 9, 2018

MERIDA CAPITAL PARTNERS II LP
By: MERIDA MANAGER II LLC, its general partner

By: /s/ Mitchell Baruchowitz_________
Name: Mitchell Baruchowitz
Title: Manager

MERIDA MANAGER II LLC

By: /s/ Mitchell Baruchowitz_________
Name: Mitchell Baruchowitz
Title: Manager

MERIDA ADVISOR, LLC

By: /s/ Mitchell Baruchowitz_________
Name: Mitchell Baruchowitz
Title: Manager

/s/ Mitchell Baruchowitz______________
MITCHELL BARUCHOWITZ